One Growth Securities LLC
(formerly DRIVELOYALTY, LLC)

Statement of Financial Condition
As of December 31, 2025
And Report of Independent Registered Public Accounting Firm

**(Public Pursuant to SEC Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934)**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: One Growth Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3411 Silverside Rd, Tatnall Building, Suite 104

(No. and Street)

Wilmington	DE	19810
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angelina Fortino	(212) 751-4422	afortino@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dimple Anderson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of One Growth Securities LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

One Growth Securities LLC

Contents



Ernst & Young LLP   Tel: +1 212 773 3000
One Manhattan West   Fax: +1 212 773 6350
New York, NY 10001   ey.com

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of One Growth Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of One Growth Securities LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2025.

March 27, 2026

One Growth Securities LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	3,868,026
Receivable from clearing firm		252,115
Prepaid expenses		139,129
Total assets		4,259,270
Liabilities and Member's Equity		
Liabilities		
Payable to affiliates		1,300,607
Accrued expenses and other liabilities		115,490
Accounts payable		55,237
Total liabilities		1,471,334
Member's equity		2,787,936
Total liabilities and member's equity	$	4,259,270

See Accompanying Notes to the Financial Statement

1. ORGANIZATION AND BUSINESS

One Growth Securities LLC (the "Company"), formerly known as Drive Loyalty LLC, is a Limited Liability Company formed on December 18, 2017 in the State of Delaware. On April 7, 2022, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was wholly-owned by non-affiliated DriveWealth Holdings, Inc. DriveWealth Holdings, Inc executed a definitive sale and purchase agreement to sell the issued and outstanding membership interests of the Company to One Growth Portfolio LLC (the "Parent"). The sale was completed August 1, 2025.

The Company is owned by its sole member, One Growth Portfolio LLC ("OGP"), RNBW Holdings LLC, the direct parent of OGP, and its ultimate parent company RNBW Ventures Inc.

The Company's primary business is providing an electronic platform that connects retail investors with its clearing firm, DriveWealth, LLC, to facilitate securities trading on a fully disclosed basis. The Company will specialize in US corporate equity securities listed on a national exchange or the Nasdaq National Market. The Company will operate pursuant to the (k)(2)(ii) exemption of 15c3-3. The Company will not hold customer funds or safekeep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued. As part of that assessment, the Company has obtained a parent guarantee from RNBW Ventures Inc. stating that RNBW Ventures Inc. will, and has the ability to, fully support the Company to meet its obligations as they come due for at least one year after the date the financial statement is available to be issued.

Receivable from clearing organizations

The Company has a carrying agreement with its clearing broker, DriveWealth LLC. It clears all customer transactions on a fully disclosed basis through the clearing broker. The Company is required to maintain a $250,000 deposit with the clearing broker.

Revenue receivable from the clearing broker is reported net of applicable expenses and fees payable to the same broker.

Income Taxes

The Company is a single-member limited liability company, wholly owned by the Parent. It is treated as a disregarded entity for U.S federal, state and local income tax purposes and is not directly subject to any U.S federal, state, and local income taxes. All income taxes related to the Company are recorded by parents of the Company.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The ASU is effective for calendar year public entities in 2025 year-end financial statement and therefore was adopted by the Company as of December 31, 2025. Adoption did not have a material impact on the financial statement.

3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement (the "Agreement") with One Finance, Inc ("OFI") effective August 1, 2025. Under the Agreement, OFI, or one or more of it's affiliates, incurs certain expenses such as compensation and benefits, office facilities, support services, travel and entertainment, and professional services on behalf of the Company. Such costs are charged back to the Company based on usage or headcount.

As of December 31, 2025, the Company owes OFI and it's affiliates $1,300,607 related to this Agreement.

The Company received capital contributions of $5,950,000 from the Parent for the year ended December 31, 2025. These contributions are non-reciprocal, non-redeemable and there are no contractual provisions allowing withdrawal or repayment. Accordingly, this is considered permanent equity.

4. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, and engages in the following types of business: offers or engages in on-line trading/electronic trading, retailing corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, selling corporate debt securities, mutual fund retailer and put and call broker. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, income, changes in

member's equity, and cash flows.

5. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2025, the Company's net capital was $2,648,807, which was $2,398,807 in excess of its minimum requirement of $250,000.

6. CONCENTRATIONS

Cash held at one financial institution which exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 exposes the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

7. RISKS AND UNCERTAINTIES

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. There are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company is subject to both routine and unscheduled regulatory examinations of its respective businesses and investigations of securities industry practices by governmental agencies and self regulatory organizations. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation; however, it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statement through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statement except a $4,500,000 capital contribution to the Company in January 2026.